SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

FOURTH QUARTER OF 2016 RESULTS

Derived from consolidated interim financial information audited by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – March 21, 2017

Main financial highlights

•	Net income of US$ 754 million in 4Q-2016, compared to a loss of US$ 5,380 million in 3Q-2016, as a result of:
▪	operating income of US$ 3,577 million, compared to an operating loss of US$ 3,401 million in 3Q-2016, mainly due to lower impairment charges;
▪	decrease of 26% in net finance expenses;
▪	increase of 12% in exports, which reinforces the Company’s position as net exporter;
▪	sales, general and administrative expenses reduced by 7%; and
▪	gross gains on the sale of interests in Block BM-S-8 (Carcará) totaling US$ 881 million.
•

Adjusted EBITDA* of US$ 7,527 million in 4Q-2016, 10% higher than 3Q-2016 and of US$ 25,630 million in 2016, 9% above 2015, reflecting lower costs with imports and government take. Adjusted EBITDA margin was 35% in 4Q-2016.

•

In 2016, free cash flow* was US$ 12,377 million, 2.8x above 2015, reflecting the investments reduction in 36% and the improved capital discipline. It was the seventh quarter in a row of positive free cash flow*, reaching US$ 3,630 million in the 4Q-2016, 28% lower than 3Q-2016.

•

Gross debt decreased 6%, from US$ 126,262 million as of December 31, 2015 to US$ 118,370 million as of December 31, 2016, a reduction of US$ 7,892 million, due to debt pre-payment and amortization, using resources from divestments and operations.

•

Net debt* decreased 4% (US$ 4,044 million), from US$ 100,425 million as of December 31, 2015 to US$ 96,381 million as of December 31, 2016. In addition, the liquidity management led to an average maturity of outstanding debt to increase from 7.14 years as of December 31, 2015 to 7.46 years as of December 31, 2016.

•

There was a significant reduction of the ratio between net debt and Adjusted EBITDA*, from 4.27 as of December 31, 2015 to 3.76 as of December 31, 2016. During the same period, leverage decreased from 60% to 55%.

•	Petrobras employees, as of December 31, 2016, were 68,829, a decrease of 12% compared to 2015, due to the Voluntary Separation Incentive Plan. The workforce reduced 20%.

Main operating highlights

•

Average crude oil production in Brazil reached, in 2016, a yearly historic record of 2,144 thousand barrels per day (bpd), 0.75% above the previous year and aligned with the goal of 2,145 thousand bpd for the period. The Company reinforced its commitment to its planned projections for the second consecutive year.

•	Total crude oil production in Brazil was 2,243 thousand bpd in 4Q-2016, an increase of 1% compared to 3Q-2016. In December, several production records were achieved:
▪	crude oil and natural gas production in Brazil and abroad reached 2,937 thousand barrels of oil equivalent per day (boed);
▪	crude oil and natural gas production in Brazil reached 2,811 thousand boed; and
▪	crude oil and natural gas production operated by Petrobras in the pre-salt layer reached 1,580 thousand boed;
•

In 4Q-2016, output of domestic oil products decreased by 3% to 1,810 thousand bpd. Domestic oil product sales decreased by 4% to 2,001 thousand bpd, while crude oil and oil products exports increased by 13%, reaching 634 thousand bpd.

•	In 2016, the Company achieved the position of net exporter, due to the increase in exports of 6% and reduction in imports of 30%.

* See definitions of Free cash flow, Adjusted EBITDA and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Debt.

www.petrobras.com.br/ir* Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002  – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

BM&F BOVESPA: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

* See definitions of Free cash flow, Adjusted EBITDA and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Debt.

Main Items and Consolidated Economic Indicators

	US$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Sales revenues	81,405	97,314	(16)	21,403	21,693	(1)	22,147
Gross profit	25,988	29,829	(13)	6,926	7,187	(4)	6,987
Operating income (loss)	4,308	(1,130)	481	3,577	(3,401)	205	(10,451)
Net finance income (expense)	(7,755)	(8,441)	8	(1,612)	(2,193)	26	(1,283)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(4,838)	(8,450)	43	754	(5,380)	114	(9,421)
Basic and diluted earnings (losses) per share	(0.37)	(0.65)	43	0.06	(0.41)	115	(0.72)
Adjusted EBITDA *	25,630	23,518	9	7,527	6,855	10	4,924

Gross margin (%)	32	31	1	32	33	(1)	32
Operating margin (%)	5	(1)	6	17	(16)	33	(47)
Net margin (%)	(6)	(9)	3	4	(25)	29	(43)

Total capital expenditures and investments	15,859	23,058	(31)	4,269	3,776	13	5,419
Exploration & Production	13,509	19,131	(29)	3,384	3,203	6	4,510
Refining, Transportation and Marketing	1,168	2,534	(54)	308	382	(19)	556
Gas & Power	717	793	(10)	437	103	324	161
Distribution	139	255	(45)	45	34	32	74
Biofuel	96	43	123	5	7	(29)	24
Corporate	230	302	(24)	90	47	91	94

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.48	3.34	4	3.30	3.25	2	3.84
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.26	3.90	(16)	3.26	3.25	−	3.90
Variation of the period-end commercial selling rate for U.S. dollar (%)	(16.5)	47.0	(64)	0.4	1.1	(1)	(1.7)

Domestic basic oil products price (U.S.$/bbl)	65.52	69.46	(6)	67.00	70.46	(5)	62.30
Brent crude (U.S.$/bbl)	43.69	52.46	(17)	49.46	45.85	8	43.69

Domestic Sales price
Crude oil (U.S.$/bbl)	39.36	42.16	(7)	45.71	41.77	9	33.50
Natural gas (U.S.$/bbl)	31.29	36.24	(14)	32.80	32.21	2	32.47

International Sales price
Crude oil (U.S.$/bbl)	43.52	55.99	(22)	42.44	42.38	−	49.28
Natural gas (U.S.$/bbl)	21.40	22.62	(5)	18.34	20.51	(11)	19.80

Total sales volume (Mbbl/d)
Diesel	780	923	(15)	707	804	(12)	907
Gasoline	545	553	(1)	553	521	6	562
Fuel oil	67	104	(36)	67	57	18	97
Naphtha	151	133	14	164	156	5	102
LPG	234	232	1	232	248	(6)	226
Jet fuel	101	110	(8)	101	101	−	108
Others	186	179	4	178	201	(11)	169
Total oil products	2,064	2,234	(8)	2,001	2,088	(4)	2,171
Ethanol, nitrogen fertilizers, renewables and other products	112	123	(9)	104	121	(14)	126
Natural gas	333	432	(23)	332	325	2	416
Total domestic market	2,509	2,789	(10)	2,438	2,534	(4)	2,713
Crude oil, oil products and others exports	554	510	9	649	579	12	534
International sales	418	546	(23)	364	360	1	625
Total international market	972	1,056	(8)	1,013	939	8	1,159
Total	3,481	3,845	(9)	3,450	3,472	(1)	3,872

*

* See definition of Adjusted EBITDA in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

2016 x 2015 Results*:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Real. Although the fluctuation of Brazilian Real affects revenues and expenses in different ways when translated into U.S. dollars, we have only included it in the results of operations discussion when it was a contributing factor to changes in our results of operations as compared to previous periods. In 2016, the average Brazilian Real depreciated by 4% when compared to the U.S. dollar.

Gross Profit

Gross profit decreased 13% when compared to 2015, to US$ 25,988 million in 2016, as a result of a 8% drop in the domestic oil products sales volume, mainly of diesel and fuel oil, as well as the fall in electricity generation. The reduced volume of domestic natural gas sales volumes, the lower crude oil and oil products export prices as well as the increase in depreciation due to the reduction in reserves estimates also contributed to this decrease. On the other hand, there was decrease in import costs and government take in Brazil.

Operating income

Operating income was US$ 4,308 million in 2016, reverting the operating loss experienced in 2015. This result reflects the decrease of 50% in impairment charges, as well as the review of the provision for decommissioning costs in oil and gas producing areas in 3Q-2016, the gains derived from the sale of assets and the lower expenses with returned areas. Nevertheless, our results were impacted by the higher expenses related to the new Voluntary Separation Incentive Plan, by the reclassification of foreign exchange losses (cumulative translation adjustments – CTA, due to the PESA sale) and by higher expenses with drilling rigs idleness.

Net Finance Expense

Net finance expense of US$ 7,755 million, US$ 686 million lower relatively to 2015 due to the reduced foreign exchange losses and inflation indexation charges. The interest expenses increased due to the depreciation of the Brazilian Real against the U.S. dollar.

Net income (loss) attributable to the shareholders of Petrobras

The net loss attributable to the shareholders of Petrobras was US$ 4,838 million in 2016, mainly due to the impairment of assets and impairment in investments in associates, totaling US$ 6,375 million.

Adjusted EBITDA**

Adjusted EBITDA increased by 9% when compared to 2015, to US$ 25,630 million in 2016, mainly due to lower expenditures with imports and government take. The Adjusted EBITDA Margin reached 31% in 2016.

Free Cash Flow **

The higher operating cash flow and lower investments resulted in a positive free cash flow* of US$ 12,377 million, 2.8 times higher than 2015. The higher free cash flow and the results of divestments, representing cash inflows of US$ 2,205 million, contributed to the Company’s deleveraging

* Additional information about operating results of 2016 x 2015, see item 5.
* See definitions of Free cash flow and Adjusted EBITDA in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.	*

Exploration & Production Main Indicators

	US$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)
Sales revenues	33,675	35,680	(6)
Brazil	32,382	33,818	(4)
Abroad	1,293	1,862	(31)
Gross profit	8,812	10,509	(16)
Brazil	8,387	9,935	(16)
Abroad	425	574	(26)
Operating expenses	(6,789)	(13,883)	51
Brazil	(6,205)	(12,688)	51
Abroad	(584)	(1,195)	51
Operating income (loss)	2,023	(3,374)	160
Brazil	2,185	(2,751)	179
Abroad	(162)	(623)	74
Net income (Loss) attributable to the shareholders of Petrobras	1,425	(2,480)	157
Brazil	1,592	(1,629)	198
Abroad	(167)	(851)	80
Adjusted EBITDA of the segment *	15,697	14,920	5
Brazil	15,251	14,456	5
Abroad	446	464	(4)
EBITDA margin of the segment (%)	46	42	4
Capital expenditures of the segment	13,509	19,131	(29)

Average Brent crude (US$/bbl)	43.69	52.46	(17)

Sales price - Brazil
Crude oil (US$/bbl)	39.36	42.16	(7)
Sales price - Abroad
Crude oil (US$/bbl)	43.52	55.99	(22)
Natural gas (US$/bbl)	21.40	22.62	(5)

Crude oil and NGL production (Mbbl/d)	2,224	2,227	−
Brazil	2,144	2,128	1
Abroad	55	69	(20)
Non-consolidated production abroad	25	30	(17)
Natural gas production (Mbbl/d)	566	560	1
Brazil	485	469	3
Abroad	81	91	(11)
Total production	2,790	2,787	−

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.64	11.95	(11)
including production taxes	16.27	18.53	(12)

Lifting cost – abroad without production taxes (US$/barrel)	5.38	8.03	(33)

Production taxes - Brazil	4,652	5,743	(19)
Royalties	2,942	3,372	(13)
Special participation charges	1,658	2,321	(29)
Rental of areas	52	50	4
Production taxes - Abroad	226	321	(30)

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

2016 x 2015

Gross Profit

Gross profit decreased due to higher depreciation, given the reduction in reserves in 2015, which was more relevant in the E&P costs breakdown than the reduction of lifting costs and government take.

The reduction in gross profit abroad is related to the sale of PESA, in Argentina, in July/2016.

Operating income

In 2016, Petrobras had operating income, compared to the operating loss experienced in 2015, due to lower impairment charges.

Abroad, operating loss reduced due to lower impairment charges and to exploratory costs in the United States.

Operating Performance

Production

Domestic crude oil and NGL production increased by 1% mainly due to the production start-up and the ramp-up of new systems: FPSO Cid. Itaguaí (Lula – Iracema Norte area), FPSO Cid. Maricá (Lula – Lula Alto area) and P-58 (Jubarte).

Domestic natural gas production increased 3% mainly due to the above-mentioned factors plus the start-up and ramp-up of the new systems: FPSO Cid. Mangaratiba (Lula –Iracema Sul area), P-62 (Roncador) and FPSO Cid. Saquarema (Lula- Lula Central area).

Crude oil and NGL production abroad decreased 20% mainly as a result of the conclusion of the sale of Petrobras Argentina S.A. (PESA) in July/2016.

Gas production abroad decreased by 11% due to the sale of PESA.

Lifting Cost

Lifting cost reduced mainly due to lower expenses related to well interventions and with maintenance of subsea systems, as well as to the higher share of pre-salt production, with lower unit cost.

Additionally, government take costs decreased as a result of lower oil prices.

Lifting cost abroad decreased due to the conclusion of PESA’s sale, with higher operating costs, as well as the increase in production in the United States, with relatively lower costs.

Refining, Transportation and Marketing Main Indicators

	US$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)
Sales revenues	62,588	74,321	(16)
Brazil (includes trading operations abroad)	63,414	72,241	(12)
Abroad	2,972	5,115	(42)
Eliminations	(3,798)	(3,035)	(25)
Gross profit	14,144	13,937	1
Brazil	14,101	13,738	3
Abroad	43	199	(78)
Operating expenses	(5,425)	(5,834)	7
Brazil	(5,440)	(5,579)	2
Abroad	15	(255)	106
Operating income (loss)	8,719	8,103	8
Brazil	8,661	8,159	6
Abroad	58	(56)	204
Net income (loss) attributable to the shareholders of Petrobras	5,746	5,727	−
Brazil	5,686	5,776	(2)
Abroad	60	(49)	222
Adjusted EBITDA of the segment *	13,562	12,093	12
Brazil	13,449	12,082	11
Abroad	113	11	927
EBITDA margin of the segment (%)	22	16	6

Capital expenditures of the segment	1,168	2,534	(54)
Domestic basic oil products price (US$/bbl)	65.52	69.46	(6)
Imports (Mbbl/d)	374	533	(30)
Crude oil import	136	277	(51)
Diesel import	13	78	(83)
Gasoline import	32	28	14
Other oil product import	193	150	29
Exports (Mbbl/d)	542	509	6
Crude oil export	387	360	8
Oil product export	155	149	4
Exports (imports), net	168	(24)	800
Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,887	2,026	(7)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	81	89	(9)
Feedstock processed (excluding NGL)	1,772	1,936	(8)
Feedstock processed	1,819	1,976	(8)
Domestic crude oil as % of total feedstock processed	92	86	7
Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	126	138	(9)
Output of oil products	128	149	(14)
Reference feedstock	200	230	(13)
Refining plants utilization factor (%)	65	58	12
Refining cost - Brazil
Refining cost (US$/barrel)	2.58	2.46	5
Refining cost - Abroad (US$/barrel)	3.95	4.03	(2)
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	733	890	(18)
Gasoline	486	496	(2)
Fuel oil	63	94	(33)
Naphtha	151	133	14
LPG	234	232	1
Jet fuel	115	126	(8)
Others	199	201	(1)
Total domestic oil products (Mbbl/d)	1,982	2,172	(9)

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

2016 x 2015

Gross Profit

Gross profit slightly increased due to the following factors: (i) decrease in crude oil purchase/transfer costs, tracking lower Brent prices, (ii) the higher share of national oil on the feedstock processed and (iii) the lower share of imported oil products in our sales mix, mainly diesel. On the other hand, there was a reduction in oil export prices and in domestic sales and an increase in diesel and gasoline imports by competitors, as well as foreign exchange translation effects.

Operating Income

Operating income increased due to the higher gross profit, as well as to decrease in operating expenses, mainly tax expenses (related to the Company’s decision, in 2015, to benefit from the Tax Amnesty and Refinancing Program - Programa de Recuperação Fiscal – REFIS) and legal contingencies, also occurred in 2015. Those factors were partially offset by higher impairment charges.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of the decrease in volume processed in the refineries and of a lower share of imported crude oil on processed feedstock.

The reduction in net oil products imports, especially diesel, is due to lower domestic market along with the increase in market share of our competitors in the Brazilian market.

Refining Operations

Processed feedstock was 8% lower, mainly due to lower oil products domestic demand, to increase in imports by third parties and to the impact of scheduled stoppages in the REPLAN, RPBC, REPAR and REFAP refineries, which was partially offset by higher production in RNEST, as a result of improvements in operational efficiencies.

Refining Cost

Refining cost in U.S. dollars was 5% higher. When measured in Brazilian Reais, refining cost increased by 9% mainly reflecting higher employee compensation costs attributable to the 2016 Collective Bargaining Agreement, along with a decrease in feedstock processed.

Gas & Power Main Indicators

	US$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)
Sales revenues	9,401	13,145	(28)
Brazil	9,001	12,595	(29)
Abroad	400	550	(27)
Gross profit	2,611	2,606	−
Brazil	2,548	2,509	2
Abroad	63	97	(35)
Operating expenses	(1,439)	(2,211)	35
Brazil	(1,419)	(2,184)	35
Abroad	(20)	(26)	24
Operating income (loss)	1,172	395	197
Brazil	1,129	324	248
Abroad	43	71	(39)
Net income (Loss) attributable to the shareholders of Petrobras	732	237	209
Brazil	651	136	379
Abroad	81	101	(20)
Adjusted EBITDA of the segment *	2,300	2,154	7
Brazil	2,246	2,062	9
Abroad	54	92	(41)
EBITDA margin of the segment (%)	24	16	8

Capital expenditures of the segment	717	793	(10)

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	835	858	(3)
Electricity sales (Regulated contracting market - ACR) - average MW	3,172	3,160	−
Generation of electricity - average MW	2,252	4,646	(52)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	31	86	(64)
Imports of LNG (Mbbl/d)	37	105	(65)
Imports of natural gas (Mbbl/d)	177	200	(12)

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

2016 x 2015

Gross Profit

Gross profit remained stable in U.S. dollar in 2016 when compared to 2015. There were lower acquisition costs, mainly due to the reduction of natural gas and LNG imports. On the other hand, natural gas sales and electricity generation revenues decreased due to the improvement of hydrological conditions in Brazil.

Operating income

Operating income increased due to reduction in tax expenses and in impairment charges, as well as to revenues derived from contractual fines, despite higher provisions for losses with trade receivables from electrical sector in 2016.

Operating Performance

Physical and Financial Indicators

The lower volume of electricity generation was due to the improvement of the hydrological conditions, the decreased feedstock from the National Grid (SIN), impacted by the lower industrial and trade activities, as well as to the decision of the Electrical Sector Monitoring Committee (CMSE) restricting the use of plants with unit variable costs above the established limits in the first half of 2016.

There was a reduction in natural gas sales, mainly due to lower thermoelectric demand, enabling the reduction of LNG imports and of Bolivian natural gas.

Distribution Main Indicators

	US$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)
Sales revenues	27,927	33,406	(16)
Brazil	24,720	29,270	(16)
Abroad	3,207	4,136	(22)
Gross profit	2,170	2,557	(15)
Brazil	1,832	2,192	(16)
Abroad	338	365	(7)
Operating expenses	(2,084)	(2,785)	25
Brazil	(1,760)	(2,496)	29
Abroad	(324)	(289)	(12)
Operating income (loss)	86	(228)	138
Brazil	72	(305)	124
Abroad	14	77	(82)
Net Income (Loss) attributable to the shareholders of Petrobras	67	(142)	147
Brazil	66	(210)	131
Abroad	1	68	(99)
Adjusted EBITDA of the segment *	325	23	1313
Brazil	203	(84)	342
Abroad	122	107	14
EBITDA margin of the segment (%)	1	−	1

Capital expenditures of the segment	139	255	(45)

Market share - Brazil	31.1%	34.9%	(4)

Sales Volumes - Brazil (Mbbl/d)
Diesel	316	373	(15)
Gasoline	192	203	(5)
Fuel oil	53	90	(41)
Jet fuel	50	56	(11)
Others	96	89	8
Total domestic oil products	707	811	(13)

*

* See reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

2016 x 2015

Gross Profit

Gross profit reduced  in 2016 due to lower sales volumes, caused by a reduction in economic activity in Brazil.

Operating income

Operating income, as opposed to the operating loss in 2015, reflected the reduction in provision for losses with receivables from the electrical sector, despite the lower gross profit and the effect of the provision for expenses with the new Voluntary Separation Inventive Plan of Petrobras Distribuidora.

Operating Performance

Market Share - Brazil

The decrease in market share was mainly due to lower sales to thermoelectric power plants (-54%). In addition, the sales margins’ policy that prioritizes the Company’s profitability maximization strategy, was maintained in 2016.

Liquidity and Capital Resources

	U.S.$ million
	Jan-Dec
	2016	2015	4Q-2016	3Q-2016	4Q-2015
Adjusted cash and cash equivalents* at the beginning of period	25,837	25,957	22,365	20,366	26,237
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(779)	(9,302)	(783)	(757)	(1,099)
Cash and cash equivalents at the beginning of period	25,058	16,655	21,582	19,609	25,138
Net cash provided by (used in) operating activities	26,114	25,987	7,210	8,226	6,603
Net cash provided by (used in) investing activities	(11,303)	(13,296)	(2,094)	(2,430)	(4,296)
Capital expenditures and investments in investees	(13,737)	(21,502)	(3,580)	(3,161)	(4,677)
Proceeds from disposal of assets (divestment)	2,205	224	1,466	735	9
Investments in marketable securities	229	7,982	20	(4)	372
(=) Net cash flow	14,811	12,691	5,116	5,796	2,307
Net financings	(19,071)	(3,694)	(5,334)	(3,678)	(2,953)
Proceeds from financing	18,897	17,420	6,401	3,396	1,590
Repayments	(37,968)	(21,114)	(11,735)	(7,074)	(4,543)
Dividends paid to non-controlling interest	(72)	(74)	(73)	−	(26)
Investments by non-controlling interest	29	100	27	(47)	(19)
Proceeds from sale of interest without loss of control	−	503	−	−	503
Effect of exchange rate changes on cash and cash equivalents	450	(1,123)	(113)	(98)	108
Cash and cash equivalents at the end of period	21,205	25,058	21,205	21,582	25,058
Government bonds and time deposits with maturities of more than 3 months at the end of period	784	779	784	783	779
Adjusted cash and cash equivalents* at the end of period	21,989	25,837	21,989	22,365	25,837
Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	26,114	25,987	7,210	8,226	6,603
Capital expenditures and investments in investees	(13,737)	(21,502)	(3,580)	(3,161)	(4,677)
Free cash flow*	12,377	4,485	3,630	5,065	1,926

`

As of December 31, 2016, the balance of cash and cash equivalents was US$ 21,205 million and the balance of adjusted cash and cash equivalents was US$ 21,989 million. Our principal uses of funds in 2016 were for repayment of financing (and interest payments) and for capital expenditures. We partially met these requirements with cash provided by operating activities of US$ 26,114 million and with proceeds from financing of US$ 18,897million.

Net cash provided by operating activities of US$ 26,114 million was mainly generated by lower government take in Brazil and lower crude oil, oil products and natural gas imports costs, along with a higher share of domestic crude oil on processed feedstock. These effects were partially offset by lower crude oil and oil product exports prices and decreased sales volume in Brazil due to lower economic activity.

Capital expenditures and investments in investees totaled US$ 13,737 million in 2016 (85% in E&P business segment), a 36% decrease when compared to 2015. This decrease does not impact crude oil and natural gas production forecast.

Free cash flow* was positive, amounting to US$ 12,377 million in 2016, 2.8 times higher compared to 2015.

In 2016, proceeds from financing amounted to US$ 18,897 million, These financings were entered into with the Export Credit Agencies – ECAs, the banking and capital markets and development banks, and proceeds were used to roll-over debt and pay for capital expenditures. Global notes issued in international capital markets totaled US$ 9.75 billion, with maturities of 5 and 10 years. The proceeds of those offerings were used to tender for US$ 9.3 billion of Petrobras’s existing global notes. In addition, the Company pre-paid debts of US$ 6.75 billion with BNDES.

Petrobras also entered into a sale and leaseback operation with the Industrial and Commercial Bank of China (ICBC) in the amount of US$ 1 billion and into a financing operation with the China Development Bank (CDB) in the amount of US$ 5 billion.

Repayments of principal and interest totaled US$ 37,968 million in 2016 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2017	2018	2019	2020	2021	2022 and thereafter	Balance at December 31, 2016	Balance at December 31, 2015
Principal	8,809	11,331	21,099	16,488	18,903	43,104	119,734	127,354
Interest	7,165	6,673	5,868	4,522	3,208	30,969	58,406	59,038
Total	15,974	18,004	26,967	21,010	22,111	74,073	178,140	186,392

* See reconciliation of adjusted cash and cash equivalents in net debt and definition of adjusted cash and cash equivalents and free cash flow in glossary.

Consolidated debt

As of December 31, 2016, the gross debt in U.S. dollars decreased 6%. The net debt in U.S. dollars reduced 4% when compared to December 31, 2015, mainly as a result of repayments of principal and interest, using proceeds from the disposal of assets (divestments).

Current debt and non-current debt include finance lease obligations of US$18 million and US$226 million as of December 31, 2016, respectively (US$19 million and US$78 million on December 31, 2015).

The average maturity of outstanding debt reached 7.46 years as of December 31, 2016 (compared to 7.14 years as of December 31, 2015).

The ratio between net debt and the Adjusted EBITDA decreased from 4.27 as of December 31, 2015 to 3.76 as of December 31, 2016, due to the reduction in debt and increase in Adjusted EBITDA.

*	U.S.$ million

	12.31.2016	12.31.2015	Δ%
Current debt	9,773	14,702	(34)
Non-current debt	108,597	111,560	(3)
Total	118,370	126,262	(6)
Cash and cash equivalents	21,205	25,058	(15)
Government securities and time deposits (maturity of more than 3 months)	784	779	1
Adjusted cash and cash equivalents *	21,989	25,837	(15)
Net debt *	96,381	100,425	(4)
Net debt/(net debt+shareholders' equity)	55%	60%	(5)
Total net liabilities *	224,994	204,684	10
(Net third parties capital / total net liabilities)	66%	68%	(2)
Net debt/Adjusted EBITDA ratio *	3.76	4.27	(12)
Average maturity of outstanding debt (years)	7.46	7.14	0.32

	US$ million

	12.31.2016	12.31.2015	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	63,978	62,307	3
Fixed rate debt	54,148	63,858	(15)
Total	118,126	126,165	(6)

Currency
Reais	24,175	20,555	18
US Dollars	84,951	93,567	(9)
Euro	6,640	8,685	(24)
Other currencies	2,360	3,358	(30)
Total	118,126	126,165	(6)

By maturity
until 1 year	9,755	14,683	(34)
1 to 2 years	11,216	11,397	(2)
2 to 3 years	20,898	16,091	30
3 to 4 years	16,313	22,596	(28)
4 to 5 years	18,777	15,537	21
5 years on	41,167	45,861	(10)
Total	118,126	126,165	(6)

* See definition of free cash flow, Adjusted EBITDA, net debt, and LTM Adjusted EBITDA in glossary and reconciliation on the Liquidity and Capital Resources, Adjusted EBITDA Reconciliation of Adjusted EBITDA, debt and LTM Adjusted EBITDA.

ADDITIONAL INFORMATION

1.	Impairment of assets

Consolidated

Assets or CGU, by nature	Carrying amount (**)	Recoverable amount (**)	Impairment (*) (**)	Impairment (*) (**)	Business Segment
	2016			4Q-2016
Property, plant and equipment and intangible

Producing properties relating to oil and gas activities in Brazil (several CGUs)	12,788	10,718	2,268	439	E&P – Brazil
Second refining unit in RNEST	2,488	1,708	780	-	RTM - Brazil
Transpetro’s fleet of vessels	1,793	1,549	244	138	RTM - Brazil
Suape Petrochemical Complex	1,099	480	619	-	RTM - Brazil
Oil and gas production and drilling equipment in Brazil	918	64	854	1	E&P – Brazil
Fertilizer Plant - UFN III	523	370	153	-	Gas & Power- Brazil
Comperj	403	−	403	39	RTM - Brazil
Araucária (fertilizers plant)	197	57	140	-	Gas & Power- Brazil
Quixada Power plant	28	−	28	-	Biofuel - Brazil
Others	614	424	148	(9)	Several Segments

Assets classified as held for sale
Suape Petrochemical Complex	816	381	435	435	RTM - Brazil
Petrobras Chile Distribución	546	464	82	(16)	Distribution - Abroad
Celso Furtado and Rômulo Almeida Thermoelectrics	120	72	47	47	RTM - Brazil
Others	96	104	(8)	(4)	Several Segments
Total			6,193	1,070

(*) Impairment losses and reversals.
(**) Amounts referred to CGU tested in September 2016 are presented based on information prevailing at this period.

ADDITIONAL INFORMATION

2.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment of assets and reversals, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets.

In 2016, we revised our presentation of Adjusted EBITDA to better reflect management’s views of the performance of its primary business, by adding back gains and losses on disposal and write-offs of assets and the amount of cumulative translation adjustments reclassified to the income statement as a result of dispositions.  We have applied the same methodology to data for earlier periods in this report*.

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information and a better understanding of the Company's income from its primary business and it must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance.

Adjusted EBITDA is also a component of a metric included in the Company’s Business and Management Plan: Net debt / LTM Adjusted EBITDA ratio.

Adjusted EBITDA

	U.S.$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015

Net income (loss)	(4,349)	(8,611)	(49)	830	(5,339)	(116)	(9,068)
Net finance income (expenses)	7,755	8,441	(8)	1,612	2,193	(26)	1,283
Income taxes	684	(1,137)	(160)	748	(298)	(351)	(3,014)
Depreciation, depletion and amortization	13,965	11,591	20	3,410	3,916	(13)	3,011
EBITDA	18,055	10,284	76	6,600	472	1,298	(7,788)
Results in equity-accounted investments	218	177	23	387	43	800	348
Impairment of assets	6,193	12,299	(50)	1,071	4,710	(77)	11,880
Reclassification of cumulative translation adjustment - CTA	1,457	−		29	1,428	(98)	−
Gains and losses on disposal/write-offs of assets	(293)	758	(139)	(560)	202	(377)	484
Adjusted EBITDA	25,630	23,518	9	7,527	6,855	10	4,924
Adjusted EBITDA margin (%)	31	24	7	35	32	3	22

* see Note 33.4 to the Company´s audited consolidated financial statements.

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy
	US$ million
	Jan-Dec
	2016	2015	2016 x 2015 (%)	4Q-2016	3Q-2016	4Q16 X 3Q16 (%)	4Q-2015
Total inflation indexation and foreign exchange variation	11,770	(22,491)	152	320	(675)	147	1,572
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(10,779)	21,132	(151)	293	674	(57)	(999)
Reclassification from Shareholders’ Equity to the Statement of Income	(2,841)	(2,057)	-38	(730)	(658)	-11	(753)
Net Inflation indexation and foreign exchange variation	(1,850)	(3,416)	46	(117)	(659)	82	(180)

The increased reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 4Q-2016 compared to the 3Q-2016 was mainly due to: (i) the depreciation of the Brazilian Real against the U.S. dollar (0.4%); and (ii) reclassification of foreign exchange variation expenses from Shareholders’ Equity to the Income Statement as a result of planned exports that were no longer expected to occur or did not occur.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 31 million reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on December 31, 2016, is set out below:

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(4,718)	(4,672)	(3,158)	(2,301)	(1,947)	(2,226)	(1,021)	2,924	(17,119)

ADDITIONAL INFORMATION

4.	Special Items

US$ million
Jan-Dec
2016	2015		Items of Income Statement	4Q-2016	3Q-2016	4Q-2015

(6,375)	(12,849)	Impairment of assets and investments	Several	(1,125)	(4,838)	(12,376)
(1,228)	(115)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	(121)	(761)	(80)
(1,457)	−	Cumulative translation adjustment - CTA	Other income (expenses)	(29)	(1,428)	−
(442)	(1,016)	(Losses)/Gains on legal proceedings	Other income (expenses)	474	(678)	(491)
(346)	(564)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(8)	(83)	(653)
−	(2,334)	Tax Recoverable Program - REFIS	Several	−	−	(30)
(45)	(387)	State Tax Amnesty Program / PRORELIT	Other income (expenses)	(32)	−	(111)
131	72	Amounts recovered relating to Lava Jato Operation	Other income (expenses)	62	46	−
1,234	162	Gains (losses) on Disposal of Assets	Other income (expenses)	1,027	207	20
1,491	(144)	Gains / (losses) on decommissioning of returned/abandoned areas	Several	493	998	(103)
(7,037)	(17,175)	Total		741	(6,537)	(13,824)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(6,193)	(12,299)	Impairment		(1,071)	(4,710)	(11,880)
(182)	(550)	Results in equity-accounted investments		(54)	(128)	(496)
(6,375)	(12,849)	Impairment of assets and investments		(1,125)	(4,838)	(12,376)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

−	(1,566)	Tax expenses		−	−	(16)
−	(768)	Interest expenses		−	−	(14)
−	(2,334)	Tax Recoverable Program - REFIS		−	−	(30)

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(37)	(324)	Tax expenses		(26)	−	(80)
(8)	(63)	Interest expenses		(6)	−	(31)
(45)	(387)	State Tax Amnesty Program / PRORELIT		(32)	−	(111)

These special items are related to the Company’s businesses and based on management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

ADDITIONAL INFORMATION

5. Results of Operations of 2016 compared to 2015 (additional information):

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Real. Although the fluctuation of Brazilian Real affects revenues and expenses in different ways when translated into U.S. dollars, we have only included it in the results of operations discussion when it was a contributing factor to changes in our results of operations as compared to previous periods. In 2016, the average Brazilian Real depreciated by 4% when compared to the U.S. dollar.

Sales revenues were US$ 81,405 million in 2016, a 16% decrease (US$ 15,909 million) when compared to US$ 97,314 million in 2015 due to:

•	Decreased domestic revenues (US$ 11,127 million) due to lower economic activity in Brazil, mainly as a result of:
✓

Lower oil products revenues (US$ 6,963 million), reflecting an 8% decrease on sales, due to lower demand of diesel, consumption of fuel oil following the decreased thermoelectric generation, as well as lower average prices of jet fuel and naphtha. These effects were partially offset by an increase in average prices of diesel and gasoline;

✓	Decreased electricity revenues (US$ 2,097 million) mainly from electricity generation, due to improved hydrological conditions; and
✓	Decreased natural gas revenues (US$ 1,942 million), as a result of lower thermoelectric demand and of decreased prices.
•	Lower revenues from operations abroad (US$ 3,529 million) pursuant to the disposal of interests in Petrobras Argentina S.A. (PESA) and to lower crude oil and oil product sales prices; and
•

Lower export revenues (US$ 1,253 million), as a result of a decrease in international oil and oil products prices, partially offset by higher export volumes, mainly crude oil, due to lower domestic demand and higher domestic production.

Cost of sales were US$ 55,417 million in 2016, a 18% decrease (US$ 12,068 million) compared to US$ 67,485 million in 2015, reflecting:

•

Lower import costs of natural gas, crude oil and oil products, generated by lower domestic demand and by the 17% decrease in Brent price, partially offset by the effect of the 4% depreciation of the Brazilian Real against the U.S. dollar over acquisition costs;

•	Decreased government take in Brazil, as a result of lower international crude oil prices;
•	Decreased costs from operations abroad attributable to the disposal of Petrobras Argentina S.A. (PESA) and to lower international crude oil prices; and
•	Lower electricity costs as a result of decreased thermoelectric demand.

These effects were partially offset by higher crude oil production costs, reflecting increased depreciation expenses, as a result of a decrease in estimated reserves (based on the unit of production method), partially offset by lower carrying amounts of assets impacted by the impairment losses recognized in 2015 and in September 2016.

Selling expenses were US$ 3,963 million in 2016, a 14% decrease (US$ 664 million) compared to US$ 4,627 million in 2015, due to lower allowance for impairment of trade receivables from companies in the electricity sector, and to decreased freight expenses, as a result of lower domestic sales volume.

Other taxes were US$ 714 million in 2016, a 74% decrease (US$ 2,082 million) compared to US$ 2,796 million in 2015, mainly due to the Company’s decision, in 2015, to benefit from the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal – REFIS) (US$ 1,566 million) and from the State Tax Amnesty Programs (US$ 324 million).

Impairment of assets were US$ 6,193 million in 2016, a 50% decrease (US$ 6,106 million) compared to US$ 12,299 million in 2015. For more information about impairment charges, see Additional Information -  Impairment of assets.

Other expenses, net were US$ 5,207 million in 2016, a 3% decrease (US$ 138 million) when compared to US$ 5,345 million in 2015, mainly due to:

•

Positive effect related to the review of provision for decommissioning costs, as a result of higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar (US$ 1,635 million);

•

Gross gains on disposal of assets (US$ 1,051 million), mainly due to gains on the sale of the company’s interest in exploratory block BM-S-8 – Carcará and of PESA shares, and also due to lower expenses with returned areas to ANP and cancelled projects;

•

Reversal of the contingency filed by Triunfo Agro Industrial S/A and other cooperatives, in the amount of US$ 418 million, due to the favorable decision in the rescission action filed by the Company, confirmed through appeal;

•	Lower expenses with institutional relations and cultural projects (US$ 175 million);
•

Reclassification of foreign exchange losses derived from the depreciation of Argentine Peso and Yen, from Shareholders’ Equity to the Statement of Income (related to cumulative translation adjustment), due to the disposal of PESA (US$ 1,428 million)  and of Petrobras Nansei Seikyu (US$ 29 million), respectively;

•	Higher expenses related to the new Voluntary Separation Incentive Plan (US$ 1,113 million); and
•	Higher unscheduled stoppages and pre-operating expenses (US$ 620 million), mainly related to drilling rigs idleness.

Net finance expense was US$ 7,755 million in 2016, a 8% decrease (US$ 686 million) when compared to US$ 8,441 million in 2015, due to:

•	Lower foreign exchange and inflation indexation charges (US$ 1,566 million), generated by:
(i)

Foreign exchange variation of the Brazilian Real on the Company’s net debt in U.S. dollar (US$ 1,275 million), due to the 16.5% appreciation of the Brazilian Real against the U.S. dollar, net of the reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting;

(ii)	Lower foreign exchange losses of the Brazilian Real against the Euro, caused by the decreased Company’s net debt in Euro (US$ 591 million);
(iii)

Higher foreign exchange gains generated by the impact of a 16.5% appreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt, compared to the appreciation of 4.9% in 2015 (US$ 282 million); and

(iv)

Lower foreign exchange gains caused by the impact of a 3.1% appreciation of the U.S. dollar against the Euro on the Company’s net debt in 2016, compared to a 10.4% appreciation in 2015 (US$ 497million).

•	Higher finance expenses (US$ 521 million), due to:
(i)	An increase in the Company’s average debt, caused by the impact of the depreciation of the average Brazilian Real against the U.S. dollar, net of capitalized finance expenses (US$ 950 million); and
(ii)	Higher interest accrued on provision for decommissioning costs (US$ 431 million).

These effects were partially offset by finance expenses generated by the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal – REFIS), adopted by the Company in 2015 (US$ 768 million).

•	Lower finance income (US$ 359 million), mainly due to lower average balance invested and to lower gains with derivatives on trade operations.

Income taxes expenses (corporate income tax and social contribution) were US$ 684 million in 2016, a 160% increase (US$ 1,821 million) compared to income tax credits of US$ 1,137 million in 2015, mainly due to the effect of different rates applied abroad, to the taxation in Brazil of income earned from companies abroad and to the taxable income (loss) generated in 2016 and 2015. For more information about income taxes expenses, see Note 21.7 to the Company´s audited consolidated financial statements.

Loss related to non-controlling interests of US$ 489 million in 2016 (a US$ 161 million gain in 2015), mainly reflecting the impact of foreign exchange variation on debt of structured entities in U.S. dollars in the period.

ADDITIONAL INFORMATION

6. Brazilian Securities and Exchange Commission Formal Notice (nº 30/2017/CVM/SEP/GEA-5)

On March 03, 2017, the Company received from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) a Formal Notice (Ofício CVM) nº 30/2017/CVM/SEP/GEA-5 requesting the Company to re-make, re-present and re-state its Annual Financial Statements and Interim Financial Reporting filed since the second quarter of 2013. This formal notice requested the restatement of the effects of the hedge accounting policy application.

The Company appealed the CVM decision on March 17, 2017, in reliance on CVM Deliberation No. 463/03, and requested the suspension of the effects of Letter No. 30 until the merits of the appeal is analyzed. The CVM accepted this request and the suspension.

As presented to the market in 2013, Petrobras started to apply the accounting policy known as Hedge Accounting to its exports, as of May 2013. Based on this accounting practice, the Company designates hedge relationships between "highly probable future exports" and installments of certain liabilities in U.S. dollars, so that the exchange effects of both are recognized at the same time in the income statement, as disclosed in its annual financial statements.

Petrobras reaffirms its understanding that it uses the Hedge Accounting policy correctly and reiterates that the Company’s financial statements for the years 2013, 2014 and 2015 were prepared in accordance with accounting practices adopted in Brazil, as well as in accordance with international standards (IFRS) and were audited by an independent auditor that issued an unqualified opinion that these statements adequately presented, in all material respects, the financial position of Petrobras.

For more information about Risk Management and Hedge Accounting applied to “highly probable future exports”, see Note 35 to the Company´s audited consolidated financial statements.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	Jan-Dec
	2016	2015	4Q-2016	3Q-2016	4Q-2015
Sales revenues	81,405	97,314	21,403	21,693	22,147
Cost of sales	(55,417)	(67,485)	(14,477)	(14,506)	(15,160)
Gross profit	25,988	29,829	6,926	7,187	6,987
Selling expenses	(3,963)	(4,627)	(926)	(1,027)	(1,673)
General and administrative expenses	(3,319)	(3,351)	(894)	(937)	(729)
Exploration costs	(1,761)	(1,911)	(428)	(572)	(476)
Research and development expenses	(523)	(630)	(99)	(151)	(77)
Other taxes	(714)	(2,796)	(260)	(188)	(383)
Impairment of assets	(6,193)	(12,299)	(1,071)	(4,710)	(11,880)
Other expenses, net	(5,207)	(5,345)	329	(3,003)	(2,220)
	(21,680)	(30,959)	(3,349)	(10,588)	(17,438)
Income (loss) before finance income (expense), results in equity-accounted investments and income taxes	4,308	(1,130)	3,577	(3,401)	(10,451)
Finance income	1,053	1,412	242	366	430
Finance expenses	(6,958)	(6,437)	(1,737)	(1,900)	(1,533)
Foreign exchange gains (losses) and inflation indexation charges	(1,850)	(3,416)	(117)	(659)	(180)
Net finance income (expense)	(7,755)	(8,441)	(1,612)	(2,193)	(1,283)
Results in equity-accounted investments	(218)	(177)	(387)	(43)	(348)
Income (loss) before income taxes	(3,665)	(9,748)	1,578	(5,637)	(12,082)
Income taxes	(684)	1,137	(748)	298	3,014
Net income (loss)	(4,349)	(8,611)	830	(5,339)	(9,068)
Net income (loss) attributable to:
Shareholders of Petrobras	(4,838)	(8,450)	754	(5,380)	(9,421)
Non-controlling interests	489	(161)	76	41	353
	(4,349)	(8,611)	830	(5,339)	(9,068)

FINANCIAL STATEMENTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	12.31.2016	12.31.2015

Current assets	44,769	43,179
Cash and cash equivalents	21,205	25,058
Marketable securities	784	780
Trade and other receivables, net	4,769	5,554
Inventories	8,475	7,441
Recoverable taxes	2,502	2,748
Assets classified as held for sale	5,728	152
Other current assets	1,306	1,446
Non-current assets	202,214	187,342
Long-term receivables	20,420	19,426
Trade and other receivables, net	4,551	3,918
Marketable securities	90	88
Judicial deposits	3,999	2,499
Deferred taxes	4,307	6,016
Other tax assets	3,141	2,821
Advances to suppliers	1,148	1,638
Other non-current assets	3,184	2,446
Investments	3,052	3,527
Property, plant and equipment	175,470	161,297
Intangible assets	3,272	3,092
Total assets	246,983	230,521

LIABILITIES	U.S.$ million
	12.31.2016	12.31.2015
Current liabilities	24,903	28,573
Trade payables	5,762	6,373
Current debt	9,773	14,702
Taxes payable	3,755	3,470
Payroll and related charges	2,197	1,302
Pension and medical benefits	820	655
Liabilities associated with assets classified as held for sale	492	125
Other current liabilities	2,104	1,946
Non-current liabilities	144,530	135,893
Non-current debt	108,597	111,560
Deferred taxes	263	232
Pension and medical benefits	21,477	12,195
Provision for decommissioning costs	10,252	9,150
Provisions for legal proceedings	3,391	2,247
Other non-current liabilities	550	509
Shareholders' equity	77,550	66,055
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(30,322)	(41,865)
Non-controlling interests	771	819
Total liabilities and shareholders' equity	246,983	230,521

FINANCIAL STATEMENTS

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Dec
	2016	2015	4Q-2016	3Q-2016	4Q-2015
Net income (loss)	(4,349)	(8,611)	830	(5,339)	(9,068)
(+) Adjustments for:	30,463	34,598	6,380	13,565	15,671
Depreciation, depletion and amortization	13,965	11,591	3,410	3,916	3,011
Foreign exchange, indexation and finance charges	7,962	9,172	1,715	2,344	2,072
Results in equity-accounted investments	218	177	387	43	348
Reclassification of cumulative translation adjustment - CTA	1,457	-	29	1428	−
Revision and unwinding of discount on the provision for decommissioning costs	(836)	382	(322)	(824)	150
Allowance for impairment of trade receivables	1,131	941	652	141	800
Gains and losses on disposal / write-offs of assets	(293)	758	(560)	202	484
Deferred income taxes, net	(913)	(2,043)	425	(610)	(3,054)
Exploration expenditures written-off	1,281	1,441	315	467	391
Impairment of assets	6,193	12,299	1,071	4,710	11,879
Inventory write-down to net realizable value	343	431	38	(17)	173
Pension and medical benefits (actuarial expense)	2,304	1,960	604	612	347
Judicial deposits	(986)	(789)	(493)	(138)	(221)
Inventories	(518)	291	(218)	261	670
Trade and other receivables, net	(39)	(396)	(840)	55	(460)
Trade payables	(1,060)	(1,226)	351	(105)	(387)
Pension and medical benefits	(766)	(709)	(275)	(153)	(199)
Taxes payable	1,047	1,628	883	151	(262)
Income taxes paid	(372)	(567)	(118)	(97)	(55)
Other assets and liabilities	345	(743)	(674)	1,179	(16)
(=) Net cash provided by (used in) operating activities	26,114	25,987	7,210	8,226	6,603
(-) Net cash provided by (used in) investing activities	(11,303)	(13,296)	(2,094)	(2,430)	(4,296)
Capital expenditures and investments in investees	(13,737)	(21,502)	(3,580)	(3,161)	(4,677)
Proceeds from disposal of assets (divestment)	2,205	224	1,466	735	9
Divestment (investment) in marketable securities	229	7,982	20	(4)	372
(=) Net cash flow	14,811	12,691	5,116	5,796	2,307
(-) Net cash provided by (used in) financing activities	(19,114)	(3,165)	(5,380)	(3,725)	(2,495)
Proceeds from financing	18,897	17,420	6,401	3,396	1,590
Repayment of principal	(30,660)	(14,809)	(9,735)	(5,415)	(3,127)
Repayment of interest	(7,308)	(6,305)	(2,000)	(1,659)	(1,416)
Dividends paid to non-controlling interest	(72)	(74)	(73)		(26)
Investments by non-controlling interest	29	100	27	(47)	(19)
Proceeds from sale of interest without loss of control	−	503	−	−	503
Effect of exchange rate changes on cash and cash equivalents	450	(1,123)	(113)	(98)	108
(=) Net increase (decrease) in cash and cash equivalents in the period	(3,853)	8,403	(377)	1,973	(80)
Cash and cash equivalents at the beginning of period	25,058	16,655	21,582	19,609	25,138
Cash and cash equivalents at the end of period	21,205	25,058	21,205	21,582	25,058

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	33,675	62,588	9,401	240	27,927	−	(52,426)	81,405
Intersegments	32,195	17,090	2,490	231	420	−	(52,426)	−
Third parties	1,480	45,498	6,911	9	27,507	−	−	81,405
Cost of sales	(24,863)	(48,444)	(6,790)	(264)	(25,757)	−	50,701	(55,417)
Gross profit	8,812	14,144	2,611	(24)	2,170	−	(1,725)	25,988
Expenses	(6,789)	(5,425)	(1,439)	(62)	(2,084)	(5,968)	87	(21,680)
Selling expenses	(143)	(1,846)	(768)	(2)	(1,309)	10	95	(3,963)
General and administrative expenses	(346)	(442)	(206)	(25)	(271)	(2,029)	−	(3,319)
Exploration costs	(1,761)	−	−	−	−	−	−	(1,761)
Research and development expenses	(198)	(57)	(17)	(1)	−	(250)	−	(523)
Other taxes	(85)	(98)	(220)	(4)	(29)	(278)	−	(714)
Impairment of assets	(3,272)	(2,457)	(375)	(7)	(82)	−	−	(6,193)
Other expenses, net	(984)	(525)	147	(23)	(393)	(3,421)	(8)	(5,207)
Income (loss) before finance income (expense), results in equity-accounted investments and income taxes	2,023	8,719	1,172	(86)	86	(5,968)	(1,638)	4,308
Net finance income (expense)	−	−	−	−	−	(7,755)	−	(7,755)
Results in equity-accounted investments	32	(75)	80	(265)	10	−	−	(218)
Income (loss) before income taxes	2,055	8,644	1,252	(351)	96	(13,723)	(1,638)	(3,665)
Income taxes	(687)	(2,964)	(397)	28	(29)	2,809	556	(684)
Net income (loss)	1,368	5,680	855	(323)	67	(10,914)	(1,082)	(4,349)
Net income (loss) attributable to:
Shareholders of Petrobras	1,425	5,746	732	(323)	67	(11,403)	(1,082)	(4,838)
Non-controlling interests	(57)	(66)	123	−	−	489	−	489
	1,368	5,680	855	(323)	67	(10,914)	(1,082)	(4,349)

Consolidated Income Statement by Segment – 2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	35,680	74,321	13,145	229	33,406	−	(59,467)	97,314
Intersegments	34,178	22,451	2,073	213	552	−	(59,467)	−
Third parties	1,502	51,870	11,072	16	32,854	−	−	97,314
Cost of sales	(25,171)	(60,384)	(10,539)	(252)	(30,849)	−	59,710	(67,485)
Gross profit	10,509	13,937	2,606	(23)	2,557	−	243	29,829
Expenses	(13,883)	(5,834)	(2,211)	(95)	(2,785)	(6,363)	212	(30,959)
Selling expenses	(225)	(1,999)	(511)	(2)	(2,124)	20	214	(4,627)
General and administrative expenses	(418)	(438)	(236)	(29)	(277)	(1,953)	−	(3,351)
Exploration costs	(1,911)	−	−	−	−	−	−	(1,911)
Research and development expenses	(172)	(117)	(53)	(9)	(1)	(278)	−	(630)
Other taxes	(160)	(709)	(412)	(2)	(69)	(1,444)	−	(2,796)
Impairment of assets	(9,830)	(1,664)	(683)	(46)	(76)	−	−	(12,299)
Other expenses, net	(1,167)	(907)	(316)	(7)	(238)	(2,708)	(2)	(5,345)

Income (loss) before finance income (expense), results in equity-accounted investments and income taxes	(3,374)	8,103	395	(118)	(228)	(6,363)	455	(1,130)
Net finance income (expense)	−	−	−	−	−	(8,441)	−	(8,441)
Results in equity-accounted investments	(309)	356	123	(199)	9	(157)	−	(177)
Income (loss) before income taxes	(3,683)	8,459	518	(317)	(219)	(14,961)	455	(9,748)
Income taxes	1,200	(2,746)	(132)	41	78	2,851	(155)	1,137
Net income (loss)	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)
Net income (loss) attributable to:
Shareholders of Petrobras	(2,480)	5,727	237	(276)	(142)	(11,816)	300	(8,450)
Non-controlling interests	(3)	(14)	149	−	1	(294)	−	(161)
	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)

Other Income (Expenses) by Segment – 2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,748)	(63)	(45)	−	−	(3)	−	(1,859)
(Losses)/gains on legal, administrative and arbitral proceedings	(326)	(168)	(144)	(1)	(306)	(448)	−	(1,393)
Reclassification of cumulative translation adjustments - CTA	−	9	−	−	−	(1,466)	−	(1,457)
Pension and medical benefits - retirees	−	−	−	−	−	(1,428)	−	(1,428)
Voluntary Separation Incentive Plan - PIDV	(479)	(258)	(44)	−	(133)	(314)	−	(1,228)
Allowance for impairment of other receivables	(631)	(12)	−	−	−	(28)	−	(671)
Institutional relations and cultural projects	(6)	(4)	−	−	(27)	(216)	−	(253)
Provision for debt assumed from suppliers with subcontractors	(105)	−	−	−	−	−	−	(105)
Operating expenses with thermoeletric power plants	−	−	(96)	−	−	−	−	(96)
Health, safety and environment	(17)	(13)	(5)	−	(1)	(44)	−	(80)
Amounts recovered relating to Lava Jato Operation	−	−	−	−	−	131	−	131
Government grants	4	31	131	1	−	6	−	173
Ship/Take or Pay Agreements	−	−	282	−	−	−	−	282
Gains / (losses) on disposal/write-offs of assets (*)	75	(101)	97	−	2	220	−	293
Expenses/Reimbursements from E&P partnership operations	569	−	−	−	−	−	−	569
Gains / (losses) on decommisioning of returned/abandoned areas	1,491	−	−	−	−	−	−	1,491
Others	189	54	(29)	(23)	72	169	(8)	424
	(984)	(525)	147	(23)	(393)	(3,421)	(8)	(5,207)

Other Income (Expenses) by Segment – 2015

(*)	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(904)	(229)	(98)	−	−	(8)	−	(1,239)
(Losses)/gains on legal, administrative and arbitral proceedings	(53)	(396)	(6)	−	(211)	(903)	−	(1,569)
Pension and medical benefits - retirees	−	−	−	−	−	(1,151)	−	(1,151)
Voluntary Separation Incentive Plan - PIDV	(28)	(18)	(36)	(5)	(24)	(4)	−	(115)
Allowance for impairment of other receivables	(14)	(115)	(2)	−	−	(243)	−	(374)
Institutional relations and cultural projects	(20)	(17)	(1)	−	(60)	(330)	−	(428)
Operating expenses with thermoeletric power plants	−	−	(119)	−	−	−	−	(119)
Health, safety and environment	(21)	(19)	(7)	−	−	(48)	−	(95)
Amounts recovered relating to Lava Jato Operation	−	−	−	−	−	72	−	72
Government grants	5	7	2	−	−	3	−	17
Ship/Take or Pay Agreements	34	−	191	−	−	−	−	225
Gains / (losses) on disposal/write-offs of assets (*)	(514)	(41)	(180)	(2)	5	(26)	−	(758)
Expenses/Reimbursements from E&P partnership operations	530	−	−	−	−	−	−	530
Gains / (losses) on decommisioning of returned/abandoned areas	(144)	−	−	−	−	−	−	(144)
Others	(38)	(79)	(60)	−	52	(70)	(2)	(197)
	(1,167)	(907)	(316)	(7)	(238)	(2,708)	(2)	(5,345)

(*) Includes losses on advances to suppliers, returned areas and cancelled projects.

Consolidated Assets by Segment – 12.31.2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983

Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Assets under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272

Consolidated Assets by Segment – 12.31.2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	123,797	45,492	19,469	482	5,270	39,455	(3,444)	230,521

Current assets	3,640	9,027	2,413	45	2,299	28,866	(3,111)	43,179
Non-current assets	120,157	36,465	17,056	437	2,971	10,589	(333)	187,342
Long-term receivables	6,467	2,384	1,608	3	858	8,398	(292)	19,426
Investments	1,807	879	456	343	34	8	−	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297
Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Assets under construction	30,139	4,229	2,481	10	287	464	−	37,610
Intangible assets	2,159	170	318	−	211	234	−	3,092

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	1,368	5,680	855	(323)	67	(10,914)	(1,082)	(4,349)
Net finance income (expenses)	−	−	−	−	−	7,755	−	7,755
Income taxes	687	2,964	397	(28)	29	(2,809)	(556)	684
Depreciation, depletion and amortization	10,477	2,294	850	6	159	179	−	13,965
EBITDA	12,532	10,938	2,102	(345)	255	(5,789)	(1,638)	18,055
Results in equity-accounted investments	(32)	75	(80)	265	(10)	−	−	218
Impairment of assets	3,272	2,457	375	7	82	−	−	6,193
Reclassification of cumulative translation adjustment - CTA	−	(9)	−	−	−	1,466	−	1,457
Gains and losses on disposal/write-offs of assets	(75)	101	(97)	−	(2)	(220)	−	(293)
Adjusted EBITDA *	15,697	13,562	2,300	(73)	325	(4,543)	(1,638)	25,630

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2015

*	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)
Net finance income (expenses)	−	−	−	−	−	8,441	−	8,441
Income taxes	(1,200)	2,746	132	(41)	(78)	(2,851)	155	(1,137)
Depreciation, depletion and amortization	7,950	2,285	896	9	180	271	−	11,591
EBITDA	4,267	10,744	1,414	(308)	(39)	(6,249)	455	10,284
Results in equity-accounted investments	309	(356)	(123)	199	(9)	157	−	177
Impairment of assets	9,830	1,664	683	46	76	−	−	12,299
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets	514	41	180	2	(5)	26	−	758
Adjusted EBITDA *	14,920	12,093	2,154	(61)	23	(6,066)	455	23,518

* See definition of Adjusted EBITDA in glossary.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, government take and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in operating segments. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure that   helps   investors assess our liquidity and supports leverage management.

LPG - Liquified crude oil gas.

LNG - Liquified natural gas.

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

NGL - Natural gas liquids.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Operating margin - Calculated based on operating income (loss) excluding write-offs of overpayments incorrectly capitalized.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Market share - Relation between Distribution sales and total market. Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

Total liabilities net - Total liability less adjusted cash and cash equivalents.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Domestic crude oil sales price - Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Jet fuel – Aviation fuel.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

On December 31st, 2016, the presentation related to the business segment information reflects the top management assessment related to the performance and the business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer